SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2003

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	x	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

                 CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

Assets	September 30, 2003	December 31, 2003
Current assets:
Cash and cash equivalents	$1,195.1	$967.9
Investments	95.9	66.3
Trade receivables, net	636.7	547.5
Inventories	448.6	412.3
Deferred income tax assets	128.7	128.7
Other current assets	57.1	88.2

Total current assets	2,562.1	2,210.9
Property, plant and equipment, net	750.9	679.1
Intangible assets, net	347.5	392.8
Goodwill	553.0	549.8
Long term deferred income tax assets	107.4	90.1
Other assets	33.5	47.1

Total assets	$4,354.4	$3,969.8

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$120.3	$117.0
Short term borrowings	1,628.2	1,772.8
Current maturities of long term debt	13.0	23.1
Other current liabilities	743.5	659.4

Total current liabilities	2,505.0	2,572.3

Long term debt, net of current maturities	73.0	80.8
Long term deferred income tax liabilities	81.4	85.8
Other long term liabilities	279.4	256.6
Contingencies
Shareholders' equity:
Common shares, par value CHF 0.20 per share;
336,975,000 shares authorized, 309,288,567 shares
issued and 309,083,147 shares outstanding at
September 30, 2003; 336,975,000 shares authorized,
309,231,699 shares issued and 309,032,167 shares
outstanding at December 31, 2002	42.5	42.5
Additional paid-in capital	510.9	508.5
Accumulated other comprehensive income (loss)	62.6	(16.4)
Deferred compensation	(9.4)	(15.2)
Retained earnings	817.3	463.0
Treasury shares, at cost; 205,420 shares at
September 30, 2003; and 199,532 shares at
at December 31, 2002	(8.3)	(8.1)

Total shareholders' equity	1,415.6	974.3

Total liabilities and shareholders' equity	$4,354.4	$3,969.8

        See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Sales	$822.7	$743.9	$2,555.2	$2,259.9
Cost of goods sold	228.3	214.5	748.7	659.4

Gross profit	594.4	529.4	1,806.5	1,600.5
Selling, general and administrative	265.4	238.6	820.7	737.8
Research and development	87.4	77.9	254.9	227.4
Amortization of intangibles	17.0	17.0	51.0	50.9

Operating income	224.6	195.9	679.9	584.4
Other income (expense):
Gain (loss) from foreign currency, net	0.3	(1.8)	1.9	4.1
Interest income	4.7	2.2	13.8	18.6
Interest expense	(9.6)	(10.7)	(32.6)	(42.2)
Other	--	--	0.1	1.2

Earnings before income taxes	220.0	185.6	663.1	566.1
Income taxes	66.9	60.5	201.6	184.2

Net earnings	$153.1	$125.1	$461.5	$381.9

Basic earnings per common share	$0.50	$0.41	$1.50	$1.28

Diluted earnings per common share	$0.49	$0.41	$1.49	$1.27

Basic weighted average common shares	307,963,762	307,665,063	307,935,416	299,393,320
Diluted weighted average common shares	311,491,817	308,690,590	310,415,208	300,176,181

        See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Nine months ended September 30,
	2003	2002
Cash provided by operating activities:
Net cash from operating activities	$669.8	$526.3

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(101.1)	(78.6)
Net purchases of investments	(31.1)	(5.1)
Other	(3.6)	(1.9)

Net cash from investing activities	(135.8)	(85.6)

Cash provided by (used in) financing activities:
Net proceeds from short term debt	(201.2)	163.2
Proceeds from issuance of long term debt	--	0.9
Repayment of long term debt	(18.8)	(624.9)
Proceeds from public sale of common shares	--	2,407.2
Dividends to common shareholders	(107.2)	(1,243.4)
Redemption of preferred shares	--	(2,188.0)
Other	2.5	(42.7)

Net cash from financing activities	(324.7)	(1,527.7)

Effect of exchange rates on cash and cash equivalents	17.9	7.1

Net increase (decrease) in cash and cash equivalents	227.2	(1,079.9)
Cash and cash equivalents, beginning of period	967.9	1,140.5

Cash and cash equivalents, end of period	$1,195.1	$60.6

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:
Interest expense, net of amount capitalized	$34.7	$43.2

Income taxes	$181.8	$138.7

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(1) Condensed Consolidated Financial Statements

The accompanying interim condensed consolidated financial statements of Alcon, Inc. (“Alcon”) and subsidiaries (collectively, the “Company”) are unaudited. Amounts presented at December 31, 2002 are based on the audited consolidated financial statements appearing in Alcon’s annual report on Form 20-F filed with the Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon’s annual report on Form 20-F.

In management’s opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

(2) Initial Public Offering

At December 31, 2001, Alcon, a Swiss corporation, was a wholly owned subsidiary of Nestlé S.A. (“Nestlé”). On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the “IPO”) of a minority stake in Alcon.

Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestlé of $1,243.4 (CHF 2,100) for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short-term borrowings. The entire payment was considered a dividend under Swiss law.

On February 25, 2002, Nestlé converted 69,750,000 Alcon common shares owned by them into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 on May 29, 2002. No dividends were paid on the preferred shares.

On March 20, 2002, Alcon’s IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0, after offering expenses and taxes. A portion of the IPO proceeds were utilized to repay $712.1 in short-term debt until May 29, 2002, when the preferred shares were redeemed.

Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters’ over-allotment option to purchase 6,975,000 common shares were used to reduce short-term indebtedness.

In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(3) Cash Flows--Supplemental Disclosure of Non-cash Financing Activities

a)	On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. The redemption price for these preferred shares was CHF 3,634.

b)	In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. The effects on the 2002 financial statements were to:

• decrease other current liabilities by $10.9
• decrease other long term liabilities by $23.3
• increase additional paid-in capital by $71.5
• decrease total equity for deferred compensation of $37.3

Deferred compensation was reduced by $18.9, which was charged against earnings in the nine months ended September 30, 2002 and was reflected as an adjustment in net cash from operating activities.

c)	During the nine month periods ended September 30, 2003 and 2002, Alcon acquired 5,888 and 3,864 treasury shares, respectively, when certain individuals terminated employment before vesting in their restricted common shares, as discussed in note 9 to the condensed consolidated financial statements.

(4) Earnings Per Share

Basic earnings per common shares are computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. Diluted weighted average common shares reflects the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Basic weighted average common shares
outstanding	307,963,762	307,665,063	307,935,416	299,393,320
Effect of dilutive securities:
Employee stock options	2,741,202	108,601	1,723,483	148,901
Contingent restricted common shares	786,853	916,926	756,309	633,960

Diluted weighted average common shares
outstanding	311,491,817	308,690,590	310,415,208	300,176,181

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(5)     Inventories, at lower of cost or market

	September 30, 2003	December 31, 2002
Finished goods	$270.9	$245.0
Work in process	41.9	34.0
Raw materials	135.8	133.3

Total inventories	$448.6	$412.3

(6) Goodwill and Other Intangible Assets

        Intangible assets subject to amortization:
	September 30, 2003		December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Licensed technology	$515.0	$(248.5)	$508.3	$(207.0)
Other	185.5	(104.5)	184.2	(92.7)

	$700.5	$(353.0)	$692.5	$(299.7)

        The changes in the carrying amount of goodwill for the nine months ended September 30, 2003 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2002	$341.6	$208.2	$549.8
Impact of changes in foreign exchange rates	--	3.2	3.2

Balance, September 30, 2003	$341.6	$211.4	$553.0

(7) Short Term Borrowings and Long Term Debt

	September 30, 2003	December 31, 2002
Short term borrowings:
Lines of credit	$156.8	$240.6
Commercial paper	1,296.3	1,377.4
From affiliates	143.9	117.2
Bank overdrafts	31.2	37.6

Total short term borrowings	$1,628.2	$1,772.8

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

At September 30, 2003, the Company had several unsecured line of credit agreements totaling $559.6, including bank overdraft agreements, with third parties that were denominated in various currencies.

	September 30, 2003	December 31, 2002
Long term debt:
License obligations	$26.3	$43.9
Bonds	46.6	45.6
Other	13.1	14.4

Total long term debt	86.0	103.9
Less current maturities of long term debt	13.0	23.1

Long term debt, net of current maturities	$73.0	$80.8

        As of September 30, 2003, total borrowings from Nestle and its subsidiaries were $143.9.

(8) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices, (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions. Each business segment is managed by a single business segment manager who reports to the Chief Executive Officer, who is the chief operating decision maker of the Company.

Segment performance is measured based on sales and operating income reported in accordance with U. S. GAAP.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Three months ended September 30,
	Sales		Operating Income		Depreciation and Amortization
	2003	2002	2003	2002	2003	2002
United States	$434.6	$410.9	$203.3	$183.0	$20.7	$22.8
International	388.1	333.0	130.5	109.1	12.6	10.7

Segments total	822.7	743.9	333.8	292.1	33.3	33.5
Manufacturing operations			(6.5)	(8.1)	7.7	6.8
Research and development			(79.1)	(71.8)	1.8	1.7
General corporate			(23.6)	(16.3)	1.4	0.8

Total	$822.7	$743.9	$224.6	$195.9	$44.2	$42.8

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

	Nine months ended September 30,
	Sales		Operating Income		Depreciation and Amortization
	2003	2002	2003	2002	2003	2002
United States	$1,372.3	$1,248.8	$623.9	$529.4	$62.0	$62.8
International	1,182.9	1,011.1	374.2	341.2	36.7	28.4

Segments total	2,555.2	2,259.9	998.1	870.6	98.7	91.2
Manufacturing operations			(23.6)	(24.0)	21.3	20.7
Research and development			(235.2)	(211.7)	6.0	5.4
General corporate			(59.4)	(50.4)	4.1	2.5

Total	$2,555.2	$2,259.9	$679.9	$584.4	$130.1	$119.8

(9) Stock-Based Compensation Plans

Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under the plan, the Company’s Board of Directors may award to officers, directors and key employees options to purchase up to 30 million shares of the Company’s common stock at a price set by the Board, which may not be lower than the prevailing stock exchange price upon the grant of the option. In the fourth quarter of 2002, the Board authorized the acquisition on the open market of up to two million common shares to satisfy the exercise of stock options granted under the plan. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

The plan also provides that the Board may grant Stock Appreciation Rights (SARs) whereby the grantee may receive the appreciation in stock value over the grant price. The Company’s operating results included expenses related to these SARs of less than $2.2 and $0.3 in the nine months ended September 30, 2003 and 2002, respectively.

Under this plan the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of the Company and the grant of common stock options to any person who elected to make the conversion. See note 10 for additional information about this grant.

Contemporaneously with the IPO, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.3 million Alcon common shares at $33 per share (the IPO price) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in 2005 and expire in 2012.

During 2003, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.0 million common shares at the market price (primarily at $36.39 per share) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in 2006 and expire in 2013.

The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No stock-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” in accounting for the plan.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Net earnings, as reported	$153.1	$125.1	$461.5	$381.9
Deduct: Total stock-based employee
compensation expense determined
under the fair value method for all
awards, net of related tax benefits	(7.6)	(5.5)	(21.8)	(9.7)

Proforma net earnings	$145.5	$119.6	$439.7	$372.2

Earnings per common share:
Basic - as reported	$0.50	$0.41	$1.50	$1.28

Basic - proforma	$0.47	$0.39	$1.43	$1.24

Diluted - as reported	$0.49	$0.41	$1.49	$1.27

Diluted - proforma	$0.47	$0.39	$1.42	$1.24

(10) Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the Board of Directors administers the plan. Plan benefits paid were $19.1 for 2002. The plan’s liability was $23.7 and $29.5 at September 30, 2003 and December 31, 2002, respectively, which is included in other current liabilities and other long term liabilities in the accompanying consolidated balance sheets.

Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the unfunded 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at September 30, 2003 and December 31, 2002, the unvested portion (which was contingent) of the restricted common shares was excluded from the calculation of basic weighted average common shares outstanding. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan. These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

In the fourth quarter of 2002, the Board of Directors adopted the Alcon Executive Deferred Compensation Plan (“DCP”). The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The plan is designed to permit executives’ deferral elections to be held and owned by the Company in a Rabbi trust. At December 31, 2002, no deferrals had been recorded under the plan and no assets had been contributed to the trust. During the nine months of 2003, certain executives elected to defer $3.3 million of compensation.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

Three months ended September 30, 2003 compared to three months ended September 30, 2002

All major product categories positively contributed to the 10.6% growth in global sales for the three months ended September 30, 2003. Currency exchange rates favorably impacted sales growth during the third quarter of 2003, largely attributable to the strength of the Euro relative to the U.S. dollar. Excluding the impact of foreign exchange fluctuations, sales grew by 7.6%.

Global Sales
(In millions)

	Three Months Ended September 30,
	2003	2002	% Growth
Infection/Inflammation Products	$122.4	$109.9	11.4%
Glaucoma Products	106.8	87.2	22.5%
Allergy Products	54.1	50.6	6.9%
Otic Products	35.7	36.3	(1.7)%
Other Pharmaceuticals/Rebates	(5.5)	(3.2)	71.9%

TOTAL PHARMACEUTICALS	313.5	280.8	11.6%

Intraocular Lenses (IOLs)	118.6	104.3	13.7%
Cat/Vit Products	245.3	222.3	10.3%
Refractive Products	16.7	17.9	(6.7)%

TOTAL SURGICAL	380.6	344.5	10.5%

Contact Lens Disinfectants	72.1	68.3	5.6%
Artificial Tears	29.1	24.0	21.3%
Other	27.4	26.3	4.2%

TOTAL CONSUMER EYE CARE	128.6	118.6	8.4%

TOTAL SALES	$822.7	$743.9	10.6%

Pharmaceutical
Global sales growth was led by the performance of our pharmaceutical business which increased 11.6%, including 2.5% for foreign currency changes (9.1% in constant currency). Broad-based gains were achieved across most major therapeutic market segments and key products. Among our glaucoma products, Travatan® ophthalmic solution expanded its global market reach with sales of $33.9 million for the three months ended September 30, 2003 compared to $17.7 million in 2002. Vigamox™ (moxifloxacin ophthalmic solution), our newest fluoroquinolone ocular infection product, continued to build momentum and increase its share. The product received FDA approval in April 2003 and is highly effective against most bacterial pathogens that may infect the eye. Offsetting this broad based growth was a decline in sales of our otic products. Our otic products, for the three months ended September 30, 2003, experienced a 1.7% decline in sales as compared to 2002 due primarily to an unusually strong third quarter of 2002, as well as a reduction in wholesalers’ inventories. On July 25, 2003, approval was received from the FDA to market Ciprodex® Otic suspension for both middle ear infections in children with ear tubes and outer ear infections. The launch of Ciprodex® Otic has been well received by the market and prescription volumes continue to grow.

Surgical
Our line of surgical products grew 10.5%, including 3.8% for foreign currency changes (6.7% in constant currency), for the three months ended September 30, 2003 compared to 2002, although sales of refractive products declined 6.7% for the same period. Sales of AcrySof® intraocular lenses led the growth of the surgical business. The AcrySof® Natural lens was launched in the U.S. during the third quarter 2003. It is the first foldable intraocular lens to receive approval for its ability to filter out UV and blue light, both of which are believed to be damaging to the retina. The first shipments of the Infiniti™ vision system, our tri-modal cataract removal system, occurred during the third quarter 2003. The commercial launch of the LADARWave™ ophthalmic surgical instrument, our custom ablation wavefront refractive technology, continued to gain acceptance in the marketplace as evidenced by increasing numbers of custom procedures being performed in the U.S. Sales of our refractive products, however, continued to be negatively affected by global economic conditions, flat consumer demand and low demand for laser equipment.

Consumer
Our global consumer eye care business, which consists of contact lens care and other general eye care products, grew 8.4%, including 2.2% for foreign currency changes (6.2% in constant currency). Growth was led by our Opti-Free® Express® contact lens care products and our line of artificial tears products, which includes Systane™ lubricant eye drops. Systane™, our newest product used to treat dry eye, was launched earlier this year.

Geographic Sales
(In millions)

	Three Months Ended September 30,
	2003	2002	Growth	Foreign Currency Changes	% Constant Currency
United States:
Pharmaceutical	$188.6	$183.7	2.7%
Surgical	181.8	165.7	9.7%
Consumer Eye Care	64.2	61.5	4.4%

Total United States	434.6	410.9	5.8%

International:
Pharmaceutical	124.9	97.1	28.6%	7.3%	21.3%
Surgical	198.8	178.8	11.2%	7.2%	4.0%
Consumer Eye Care	64.4	57.1	12.8%	4.6%	8.2%

Total International	388.1	333.0	16.5%	6.7%	9.8%

TOTAL SALES	$822.7	$743.9	10.6%	3.0%	7.6%

United States

Pharmaceutical
Growth of 2.7% in U.S. pharmaceutical sales for the three months ended September 30, 2003 was partially affected by an unusually strong third quarter of 2002, as well as a slowdown in demand resulting from a reduction in wholesalers’ inventories during the third quarter of 2003. This slowdown was particularly evident in our allergy and ear infection products. On the positive side, sales of Travatan® grew strongly to $17.8 million in the three months ended September 30, 2003 from $10.5 million in 2002. The launch of Vigamox™ has progressed successfully. We continue to convert our existing business from Ciloxan® ophthalmic solution, our third generation fluoroquinolone anti-infective product, to Vigamox™, as well as increase our overall combined market share in the fluoroquinolone segment. Early launch results of Ciprodex® Otic, our newest FDA approved product with a broader indication for treatment of ear infections, are very encouraging and we expect Ciprodex® Otic to contribute to market share gains in this category.

Surgical
The surgical product line led the sales growth in the U.S. market for the third quarter of 2003. Key products responsible for the growth were AcrySof®, Infiniti™ and LADARWave™. Alcon’s AcrySof® Natural intraocular lens was launched in the U.S. market during the third quarter 2003. The product is being well accepted by the market place and is expected to contribute to the growth of our AcrySof® franchise. The first sales of Infiniti™ were recorded during August 2003. The product is an extension of our surgical equipment line and offers a new tri-modal technology system designed for cataract removal.

Consumer
While sales of our contact lens disinfectants grew 3.9% for the three months ended September 30, 2003 over 2002, sales of our artificial tears products grew 23.4% during the same period. Sales of Systane™, our new proprietary dry eye product, continued to gain market share and contribute to the growth of the artificial tears segment of our consumer eye care business.

International
Sales in the rest of the world grew 16.5% (9.8% in constant currency) for the three months ended September 30, 2003 over 2002. The strength of the Euro against the U.S. dollar during the most recent quarter was largely accountable for the favorable impact of currency exchange. Sales in the major Latin American market of Brazil attained significant constant currency growth across all product categories during the third quarter. Prevailing competitive market conditions and lower reimbursement for cataract and vitreoretinal surgery continued to restrain sales in Japan, our largest international market, during the three months ended September 30, 2003 compared to 2002.

Pharmaceuticals
Sales for our pharmaceutical products outside of the U.S. registered healthy constant currency growth of 21.3% for the three months ended September 30, 2003. Sales of Travatan® outside of the U.S. grew to $16.1 million in the three months ended September 30, 2003 compared to $7.2 million in 2002. The product continued to achieve significant market share gains in the key European markets of Italy, Germany and France, as well as the Latin American markets of Brazil, Argentina, Mexico and Chile. Sales of allergy products were led by Patanol® ophthalmic solution. The launch of the product in Europe under the tradename Opatanol® ophthalmic solution, which occurred earlier this year, continued to achieve market share gains. Sales of Tobradex® ophthalmic suspension and ointment during the 2003 third quarter grew 42% over the same quarter in 2002.

Surgical
Sales of surgical products increased 11.2% (4.0% in constant currency) in the three months ended September 30, 2003 over 2002. Sales growth was driven by AcrySof® and our line of viscoelastic products. AcrySof® Natural single-piece IOL has successfully established itself in many international markets, where it was launched prior to the U.S. market introduction. Shipments of Infinti™ began in markets outside of the U.S during the third quarter of 2003, but were not significant.

Consumer
Sales of consumer eye care products outside of the U.S. grew 12.8% (8.2% in constant currency) in the three months ended September 30, 2003 over 2002. Growth was led by our Opti-Free® Express® contact lens care products and our line of artificial tears products.

Gross Profit

Gross profit increased 12.3% to $594.4 million in the three months ended September 30, 2003 from $529.4 million in 2002. Gross profit as a percent of sales increased to 72.2% in the three months ended September 30, 2003 from 71.2% in 2002, primarily due to variations in product mix.

Operating Expenses

Selling, general and administrative expenses for the three months ended September 30, 2003 were $265.4 million, or 32.3% of sales, compared to $238.6 million, or 32.1% of sales, for the three months ended September 30, 2002. Promotion and marketing expenses were higher in the three month period ended September 30, 2003 as compared to the same period in 2002 due to the launches of several new products, including Ciprodex® Otic, AcrySof ® Natural IOL, Infiniti™, Vigamox™, LADARWave™, and, in Europe, Opatanol®. The impact of the expansion of the U.S. pharmaceutical sales force at the end of 2002, also increased 2003 selling, general and administrative expenses as a percentage of sales when compared to 2002. These increased costs were partially offset by declines in legal fees and bad debts.

Research and development expenses for the three months ended September 30, 2003 were $87.4 million, or 10.6% of sales, compared to $77.9 million, or 10.5% of sales, for the three months ended September 30, 2002. Research and development expenses for the three months ended September 30, 2003 reflected timing differences of certain projects between 2003 and 2002, as well as higher costs of ongoing and new research projects and clinical studies, especially those in the area of age-related macular degeneration.

Operating Income

Operating income for the three months ended September 30, 2003 was $224.6 million, or 27.3% of sales, compared to $195.9 million, or 26.3% of sales, for the three months ended September 30, 2002. The increase in operating income is primarily due to the improved gross profit margin discussed above.

Interest and Other Expenses

Interest income increased 113.6% to $4.7 million in the three months ended September 30, 2003 from $2.2 million in 2002, primarily as a result of a higher average investment balance partially offset by lower short term interest rates in 2003. Interest expense decreased 10.3% to $9.6 million in the three months ended September 30, 2003 from $10.7 million in 2002 resulting primarily from lower short term interest rates.

Income Tax Expense

Income tax expense increased 10.6% to $66.9 million in the three months ended September 30, 2003 from $60.5 million in 2002, mainly due to higher earnings. The reported effective tax rate of 30.4% in the three months ended September 30, 2003 is lower than the 2002 twelve month effective tax rate of 31.1%. The decrease in the effective tax rate is due to a more favorable mix of income earned in various tax jurisdictions and an increase in foreign sales corporation benefits and certain tax credits.

Net Earnings

Net earnings increased 22.4% to $153.1 million, or 18.6% of sales, in the three months ended September 30, 2003 as compared to $125.1 million, or 16.8% of sales, in 2002. This increase primarily results from an increase in gross profit that exceeded increases in operating expenses and from lower net interest expense and a lower effective tax rate.

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

Global sales growth of 13.1% for the nine months ended September 30, 2003 continued to be favorably impacted by foreign currency fluctuations, in particular, the stronger Euro relative to the U.S. dollar. Excluding the impact of foreign exchange fluctuations, sales increased by 9.4%.

Global Sales
(In millions)

	Nine Months Ended September 30,
	2003	2002	% Growth
Infection/Inflammation Products	$388.6	$335.0	16.0%
Glaucoma Products	314.7	257.1	22.4%
Allergy Products	230.1	185.5	24.0%
Otic Products	98.0	76.3	28.4%
Other Pharmaceuticals/Rebates	(23.1)	(12.1)	90.9%

TOTAL PHARMACEUTICALS	1,008.3	841.8	19.8%

Intraocular Lenses (IOLs)	362.7	319.4	13.6%
Cat/Vit Products	742.4	676.8	9.7%
Refractive Products	54.3	57.1	(4.9	) %

TOTAL SURGICAL	1,159.4	1,053.3	10.1%

Contact Lens Disinfectants	214.6	207.1	3.6%
Artificial Tears	87.3	75.3	15.9%
Other	85.6	82.4	3.9%

TOTAL CONSUMER EYE CARE	387.5	364.8	6.2%

TOTAL SALES	$2,555.2	$2,259.9	13.1%

Our pharmaceutical products led the global sales growth with an increase of 19.8%, including 2.5% for foreign currency changes (17.3% in constant currency), for the nine months ended September 30, 2003 compared to 2002. Solid sales gains were achieved within all therapeutic markets. Global glaucoma sales were driven by Travatan® with product revenue increasing to $95.8 million in the nine months ended September 30, 2003, compared to $48.4 million in 2002. Patanol® set record sales through the first nine months of 2003 and grew 27.0%. Other growth contributors to the pharmaceutical business were Azopt® ophthalmic solution, 37.5%, Tobradex®, 11.1% and Cipro® HC Otic solution, 9.8%. Both Vigamox™ and Ciprodex® Otic, our newest additions to the pharmaceutical line, were also contributors to this growth.

Surgical product sales increased 10.1%, including 5.3% for foreign currency changes (4.8% in constant currency), for the nine months ended September 30, 2003 compared to 2002, with AcrySof ® adding solid momentum to the line. Consumer eye care product sales increased 6.2%, including 2.0% for foreign currency changes (4.2% in constant currency), for the nine months ended September 30, 2003 compared to 2002.

Geographic Sales
(In millions)

	Nine Months Ended September 30,
	2003	2002	Growth	Foreign Currency Changes	% Constant Currency
United States:
Pharmaceutical	$645.1	$555.4	16.2%
Surgical	527.2	499.4	5.6%
Consumer Eye Care	200.0	194.0	3.1%

Total United States	1,372.3	1,248.8	9.9%

International:
Pharmaceutical	363.2	286.4	26.8%	7.2%	19.6%
Surgical	632.2	553.9	14.1%	9.9%	4.2%
Consumer Eye Care	187.5	170.8	9.8%	4.2%	5.6%

Total International	1,182.9	1,011.1	17.0%	8.2%	8.8%

TOTAL SALES	$2,555.2	$2,259.9	13.1%	3.7%	9.4%

United States

The sales growth in the U.S. market of 9.9% for the nine months ended September 30, 2003 was driven by the strong performance of our pharmaceutical business. Healthy sales gains were achieved in our established key branded products Patanol®, Cipro® HC Otic, Tobradex® and Ciloxan® as well as our newer products Travatan®, Vigamox™ and Ciprodex® Otic. The surgical business continued to be favorably impacted by steady growth in our line of IOLs plus the introduction of Infiniti™ and the LADARWave™ custom ablation refractive system.

International

Sales outside of the U.S. increased 17.0% (8.8% in constant exchange rates), reflecting the impact of a weaker dollar relative to the Euro and several other major currencies. Pharmaceutical sales outside the U.S. advanced strongly at 19.6% in constant currency in the nine months ended September 30, 2003 and were led by our key branded products Travatan®, Azopt®, Tobradex®, Patanol®, Ciloxan® and Cipro® HC Otic. Surgical sales grew 4.2% at constant currency rates, led by AcrySof® and our viscoelastic line. Sales of consumer eye care products outside the U.S. increased 5.6% in constant currency in the nine months ended September 30, 2003, mainly due to strong performance of our Opti-Free® disinfectants and artificial tears products.

Gross Profit

Gross profit increased 12.9% to $1,806.5 million in the nine months ended September 30, 2003 from $1,600.5 million in 2002. Gross profit as a percent of sales was 70.7% in the nine months ended September 30, 2003 compared to 70.8% in 2002. Start up costs incurred early in the year for the Infiniti™ and LADARWave™ have been mostly offset by favorable variations in product mix.

Operating Expenses

Selling, general and administrative expenses were $820.7 million, or 32.1% of sales, for the nine months ended September 30, 2003 compared to $737.8 million, or 32.6% of sales, for the nine months ended September 30, 2002. The decrease in selling, general and administrative expenses as a percent of sales is due to the fact that, in the nine months ended September 30, 2002, selling, general and administrative expense included $12.6 million of expenses related to changes made to an employee deferred compensation plan. Excluding these expenses, 2002 selling, general and administrative expenses would have been 32.1% of sales. Selling, general and administrative expenses in 2003 include the impact of the expansion of the U.S. pharmaceutical sales force and launch expenses of several new products, including Ciprodex® Otic, AcrySof® Natural IOL, Infiniti™, Vigamox™, LADARWave™ and Opatanol®. These increased costs were partially offset by declines in legal fees and bad debts.

Research and development expenses for the nine months ended September 30, 2003 were $254.9 million, or 10.0% of sales, compared to $227.4 million, or 10.1% of sales, for the nine months ended September 30, 2002. Research and development expenses for the nine months ended 2002 included $6.6 million of expenses related to changes made to an employee deferred compensation plan. Excluding these expenses, research and development expenses, as a percentage of sales, would have been 9.8% for 2002. The 2003 increase as a percent of sales reflects timing differences of certain projects between 2003 and 2002, as well as higher costs of ongoing and new research projects and clinical studies, especially those in the area of age-related macular degeneration.

Operating Income

Operating income increased 16.3% to $679.9 million, or 26.6% of sales, in the nine months ended September 30, 2003 from $584.4 million, or 25.9% of sales, in 2002. Operating income for the nine months ended September 30, 2002 was negatively impacted by certain one time expenses of $22.6 million related to changes made to an employee deferred compensation plan. Excluding the impact of this change, operating income would have increased 12.0% to $679.9 million in the nine months ended September 30, 2003 from $607.0 million, or 26.9% of sales, in 2002. This decline as a percent of sales is due to the accelerated timing of and increases in operating expenses noted above. For the full year 2003, we expect year over year improvement due to the operating leverage gained from the Company’s global infrastructure.

Interest and Other Expenses

Interest income decreased 25.8% to $13.8 million in the nine months ended September 30, 2003 from $18.6 million in 2002, primarily as a result of lower short term interest rates in 2003. Interest expense decreased 22.7% to $32.6 million in the nine months ended September 30, 2003 from $42.2 million in 2002 resulting primarily from lower short term interest rates.

Because the proceeds from the IPO of Alcon common shares were not used to redeem the Alcon preferred shares until May 29, 2002, they were used to reduce short term borrowings and to make short term investments during this period. If the preferred share redemption had occurred at the time of the IPO, management estimates that interest expense, net of interest income, would have been approximately $9.5 million more than actually incurred for the nine month period ended September 30, 2002.

Income Tax Expense

Income tax expense increased 9.4% to $201.6 million in the nine months ended September 30, 2003 from $184.2 million in 2002, mainly due to higher earnings. The reported effective tax rate of 30.4% in the nine months ended September 30, 2003 is lower than the 2002 twelve month effective tax rate of 31.1%. The decrease in the effective tax rate is due to a more favorable mix of income earned in various tax jurisdictions and an increase in foreign sales corporation tax benefits and certain tax credits.

Net Earnings

Net earnings increased 20.8% to $461.5 million, or 18.1% of sales, in the nine months ended September 30, 2003 from $381.9 million, or 16.9% of sales, in 2002. Excluding the impact of one time expenses for changes to an employee deferred compensation plan and the estimated impact of the IPO proceeds on net interest expense in 2002, net earnings would have increased 18.4% to $461.5 million for the nine months ended September 30, 2003 from $389.7 million, or 17.2% of sales, in 2002.

The table below reconciles reported net earnings for the nine month periods to proforma net earnings, excluding these items:

	Nine Months Ended September 30,
	2003	2002
	(in millions)
Net earnings, as reported	$461.5	$381.9
Deferred compensation conversion	--	22.6
IPO net interest expense	--	(9.5)
Tax impact of above items	--	(5.3)

Proforma net earnings	$461.5	$389.7

Liquidity and Capital Resources

At September 30, 2003, Alcon reported cash and cash equivalents of $1,195.1 million, total debt of $1,714.2 million and consolidated net worth of $1,415.6 million. The net debt balance (total debt minus cash and cash equivalents) declined $389.7 million during the first nine months of 2003 to $519.1 million, as the Company continued to generate significant cash flow from operations.

	(In millions)
	September 30, 2003	December 31, 2002
NET DEBT
Short term borrowings	$1,628.2	$1,772.8
Current maturities of long term debt	13.0	23.1
Long term debt	73.0	80.8

Total debt	1,714.2	1,876.7
Less: Cash and cash equivalents	1,195.1	967.9

Net debt	$519.1	$908.8

Management believes that net debt is an important measure of the Company’s overall liquidity because large balances of cash and cash equivalents are held in Switzerland, while the Company’s debt is located in subsidiary operating companies elsewhere.

In the nine months ended September 30, 2003, Alcon generated operating cash flow of $669.8 million. Net cash used in investing activities in the nine months ended September 30, 2003 was $135.8 million, including $101.1 million of capital expenditures primarily related to improvements in manufacturing facilities. The Company used cash of $324.7 million to reduce borrowings and pay 2002 dividends.

Alcon expects to meet its current liquidity needs, primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings. Alcon expects to meet future liquidity requirements through operating cash flows and through utilization of existing credit facilities, the combination of which should be sufficient even if sales were adversely affected as compared to expectations.

On July 17, 2003, Alcon Cusi, S.A., a wholly owned subsidiary of Alcon, Inc., entered into an agreement to sell its contact lens care solutions manufacturing facility located in Madrid, Spain for approximately $22 million. The sale is subject to regulatory approvals and customary closing conditions, is projected to close in November 2003 and is not expected to have a material impact on 2003 net earnings.

Redeemable Preferred Shares

As discussed in note 2 of the condensed consolidated financial statements, in February 2002, prior to the initial public offering of Alcon’s common stock (the “IPO”), Nestlé converted 69,750,000 Alcon common shares into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634 million. The proceeds from the IPO, net of related costs including taxes, were used to redeem the preferred shares for $2,188.0 million on May 29, 2002. No dividends were paid on the preferred shares.

If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the nine months ended September 30, 2002 would have been:

Basic earnings per common share	$1.25

Diluted earnings per common share	$1.25

Basic weighted average common shares	305,269,693

Diluted weighted average common shares	306,052,554

Credit and Commercial Paper Facilities

As of September 30, 2003, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $2.9 billion available worldwide, including a $2.0 billion commercial paper facility. As of September 30, 2003, $1,296.3 million of the commercial paper was outstanding at an average interest rate of 1.06% before fees. Related to this short term, floating interest rate borrowing, we have entered into two $25.0 million interest rate swaps which have a net effect of fixing the interest rate on a portion of the outstanding amount at an average rate of 2.77%, which was based on a two year rate at the time of initiation of the hedge.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on Japanese yen 5.0 billion ($42.0 million) of bonds maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé’s guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé’s credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm’s length transaction. The bonds contain a provision that may terminate and accelerate the obligations in the event that Nestlé’s ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $352.6 million under unsecured revolving credit facilities with Nestlé and its affiliates; at September 30, 2003, $143.9 million was outstanding under these credit facilities. Alcon’s subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $559.6 million under which there was an aggregate outstanding balance of $188.0 million. The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 3.0% at September 30, 2003.

Other Financing Activities

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, proposal by our board of directors, and ultimately approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, on June 4, 2003 Alcon paid a dividend, based on 2002 earnings, of CHF 0.45 per common share, or $0.35 per common share, totaling $107.2 million.

Cash and Investment Availability

At September 30, 2003, the Company had $1,291.0 million in cash, cash equivalents, and investments, a $256.8 million increase from December 31, 2002. This increase reflects positive cash flow from operations and the impact of the repayment of intercompany financing structures with third party debt, net of the use of cash for the reduction of short term borrowings, which reduced interest expense, and for payment of the 2002 dividend. Our cash and investment availability are appropriate for our liquidity requirements.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon Alcon’s condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 101. Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates. Product returns are estimated based on historical trends and current market developments. Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements. While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over or understated.

Inventory Reserves: The Company provides reserves on its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions. If actual market conditions become less favorable than those projected by management, additional inventory reserves may be required.

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management regularly assesses the financial condition of the Company’s customers and the markets in which these customers participate. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments on our receivables from them, additional allowances may be required.

Impairment of Goodwill and Intangible Assets: The Company assesses the recoverability of goodwill annually and of intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist.

Factors we consider important that could trigger an impairment review for intangible assets include the following:

• significant underperformance relative to expected historical or projected future operating results;
• significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;
• significant negative industry or economic trends; and
• significant decline in the market value of the intangible asset for a sustained period.

When we determine the carrying value of intangible assets may not be recoverable from undiscounted cash flows based upon the existence of one or more of the above factors, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Management has determined that the reporting units for its annual testing for impairment of goodwill are the operating business segments used for segment reporting. Management performs its testing using both multiples of quoted market prices to operating profits and present value techniques.

To the extent that our management determines that goodwill or intangible assets cannot be recovered, such goodwill or intangible assets are considered impaired and the impairment is treated as an expense incurred in the period in which it occurs.

Tax Liabilities: Our tax returns are subject to examination by taxing authorities in various jurisdictions. Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities may ultimately differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities successfully challenge the tax treatment upon which our management has based its estimates. Accordingly, our effective tax rate in a given financial statement period may materially change.

Litigation Liabilities: Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement litigation. By its nature, litigation is subject to many uncertainties. Management reviews litigation claims with counsel to assess the probable outcome of such claims. Management records current liabilities for litigation based on their best estimates of what Alcon will ultimately incur to pursue such matters to final legal decisions or to settle them. Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities. However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle the claims being asserted.

Pension and Other Employee benefits: We must make certain assumptions in the calculation of the actuarial valuation of Company sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses.

Market Risks

Interest Rate Risks
Because we have previously and expect to continue to finance our operations, in part, through loans, we are exposed to interest rate risks. At September 30, 2003, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments. Alcon evaluates the use of interest rate swaps and periodically uses such arrangements to manage its interest risk on selected debt instruments.

Credit Risks
In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these transactions range in duration from one to five years and in principal amount from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 16 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks
We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 interprets Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46 requires a variable interest entity to be consolidated when a company is subject to the majority of the risk of loss from the variable interest entity’s activities or is entitled to receive the majority of the entity’s residual returns, or both. The consolidation requirements for newly created variable interest entities and the transitional disclosure provisions of FIN 46 are effective for the Company immediately. The adoption of FIN 46 did not have an impact on our results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies accounting for derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The Statement is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003, and to certain preexisting contracts. The adoption of SFAS No. 149 did not have an impact on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our results of operations or financial position.

In May 2003, the FASB’s Emerging Issues Task Force (“EITF”) reached consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 sets forth criteria to govern how to identify whether goods or services or both that are to be delivered separately in bundled sales arrangements should be accounted for separately. The guidance in EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 had no significant impact on our results of operations or financial position.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use foreign currency forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange contracts are used primarily to hedge inter-company purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

The fair value of currency exchange contracts is subject to changes in currency exchange rates. For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. The financial instruments included in our sensitivity analysis are currency forward contracts. Such contracts generally have a duration of three to twelve months and are used to hedge transactions that are firmly committed on the date the forward contract is entered into or are anticipated to occur within twelve months of that date. The sensitivity analysis excludes the values of foreign currency denominated receivables and payables because of their short maturities and assumes that the change in one currency’s rate relative to the U.S. dollar would not have an effect on other currencies’ rates relative to the U.S. dollar. All other factors were held constant. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in currency exchange spot rates and assuming no change in interest rates. For contracts outstanding as of September 30, 2003, a 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax earnings by approximately $3.7 million. Conversely, a 10% depreciation in these exchange rates from the prevailing market rates would have increased our pre-tax earnings by approximately $3.7 million. Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

The model used to perform the sensitivity analysis assumes a parallel shift in all currency exchange spot rates. Exchange rates, however, rarely move in the same direction. The assumption that all exchange rates change in a parallel manner does not necessarily represent the actual changes in fair value we would incur under normal market conditions because all variables other than the specific market risk are held constant.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies. At September 30, 2003, the financial instruments are as follows:

$20 million notional amount of foreign currency forward-exchange contracts designated as fair value hedges covering Japanese yen exposures.

$20 million notional amount of foreign currency swaps in Brazil where we borrow U.S. dollars and swap into Brazilian Reis.

$3 million notional amount of foreign currency forward-exchange contracts designated as cash flow hedges covering euro and U.S. dollar exposures to the rand in our South African subsidiary maturing in 2004. $70 million notional amount of foreign currency forward-exchange contracts designated as fair value hedges covering intercompany royalty payments.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. As of September 30, 2003, approximately 5.2% of our debt was long term fixed rate loans. We also had short term floating rate investments and deposits equal to approximately 78.9% of our short term floating rate debt at September 30, 2003. The excess amount of our short term debt over our short term investments and deposits is exposed to fluctuations in short term interest rates. A one percentage point increase in short term interest rates would have decreased our pre-tax earnings by $3.4 million and a one percentage point decrease in short term interest rates would have increased our pre-tax earnings by $3.4 million. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

In January 2001, we entered into a 10-year pay floating, receive fixed interest rate swap on a notional amount of Japanese yen 5 billion. This swap effectively converted our Japanese yen 5 billion fixed interest rate obligation to a floating rate instrument. In July 2002, we entered into two separate two-year pay fixed, receive floating interest rate swaps with a total notional amount of $50 million. The swaps effectively converted a portion of our floating rate commercial paper borrowings to fixed rate using a 3-month LIBOR interest rate swap.

At September 30, 2003, the fair value of the interest rate swaps was $0.9 million. The fair values of the interest rate swaps are based on market data including the relevant interest rates at September 30, 2003.

Caution Concerning Forward Looking Statements

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “project,” “predict,” “potential” and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; and supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Trademarks

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon’s subsidiaries. Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc. (Registrant)
Date October 30, 2003	By /s/ Guido Koller Name: Guido Koller Title: Senior Vice-President
Date October 30, 2003	By /s/ Stefan Basler Name: Stefan Basler Title: Attorney-in-Fact